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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.   1  )*
                                           -----


                            The Netplex Group, Inc.
         -------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $.01 per share
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   641147103
                   -----------------------------------------
                                 (CUSIP Number)

     Michael E. O'Connor, 3768 Sablewood Drive, Doylestown, PA 18901-6610
   With a copy to: Ralph V. DeMartino, Esq., 1818 N. Street NW, Suite 400,
                             Washington, DC 20036
- --------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 27, 1997
       ----------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 641147103                                      PAGE 2 OF 6 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MICHAEL E. O'CONNOR

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                   NOT APPLICABLE                               (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                   NOT APPLICABLE

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
 5
                   NOT APPLICABLE                                       [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                   UNITED STATES

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            165,000 SHARES

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             165,000 SHARES

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      165,000

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                   NOT APPLICABLE                                       [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.5%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      INDIVIDUAL

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                       STATEMENT OF INFORMATION REQUIRED
                        PURSUANT TO SECTION 13(d)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

ITEM 1.  SECURITY AND ISSUER

     The title of the class of securities to which this filing relates is common stock, par value $.01 per share (the "Shares"), of the Netplex Group, Inc., a New York corporation, formerly Complink, Ltd. (the "Company"). The Company's principal executive office is located at 8260 Greensboro Drive, Suite 501, McLean, VA 22102.

ITEM 2. IDENTITY AND BACKGROUND.

(a)  This statement is filed by Michael E. O'Connor (the "undersigned").

(b)  Business Address: 114 Broad Street, Flemington, NJ  08822 .

(c) Principal Occupation: President and Chief Executive Officer of Software Resources of New Jersey, Inc. a wholly owned subsidiary of the Company. Such employment is principally conducted at 114 Broad Street, Flemington, NJ 08822.

(d) During the last five years, the undersigned has not been convicted in a criminal proceeding.

(e) During the last five years, the undersigned has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The undersigned is a citizen of the United States.

     During a time period spanning July 15, 1997 to August 27, 1997, on the dates, and in the amounts enumerated in "Exhibit 1 - Schedule of Sales" and incorporated herein by reference, the undersigned sold an aggregate of 225,000
of the Shares of the Company.   The undersigned previously filed a Schedule 13D
evidencing his beneficial ownership of 390,000 shares. The balance of 165,000 shares continue to be owned by the undersigned.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not Applicable.

ITEM 4. PURPOSE OF TRANSACTION.

     The purpose of the transaction was to dispose of securities of the issuer owned by the undersigned.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The undersigned owns 165,000 Shares of the Company, which constitute 2.5 % of the issued and outstanding Shares.

(b) The undersigned has sole voting and dispositive power with respect to the 165,000 Shares that he owns.

(c) Other than the sale of the Company's common stock, described in item 2, no transactions in the Company's common stock were effected by Mr. O'Connor during the past sixty days.

(d)  Not Applicable

(e) As of August 27, 1997, the undersigned ceased to be the beneficial owner of more than five (5) % of the Shares outstanding.


ITEM 6. CONTRACTS, AGREEMENT, UNDERSTANDING OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the undersigned and any other person with respect to securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1  Schedule of Sales

SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

/s/ Michael  E. O'Connor
- -------------------------
    Michael  E. O'Connor


Sept 9, 1997
- -------------------------
Date